Exhibit 3.1(b)
CERTIFICATE OF CHANGE
OF
SMITH BARNEY AAA ENERGY FUND L.P.
Under Section 121-202-A of the Revised Limited Partnership Act
1. The name of the limited partnership is SMITH BARNEY AAA ENERGY FUND L.P.
If applicable, the original name under which it was formed is
2. The Certificate of Limited Partnership was filed by the Department of State on January 15, 1998.
3. The address of CT Corporation System as the registered agent of said limited partnership is hereby changed from CT CORPORATION SYSTEM, 1633 BROADWAY, NEW YORK, NY 10019 to 111 Eighth Avenue, New York, New York 10011.
4. Notice of the above changes was mailed to the limited partnership by CT Corporation System not less than 30 days prior to the date of delivery to the Department of State and such limited partnership has not objected thereto.
5. CT Corporation System is the registered agent of such limited partnership.

CT CORPORATION SYSTEM
By:	/s/ Kenneth J. Uva
Kenneth J. Uva
Vice President

NY Domestic LP — agent address only